Correspondence

ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jessica Haggard, esq. ***

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

LAZARUS ROTHSTEIN, ESQ.

Harris Tulchin, Esq. *******

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**licensed in NY and NJ

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*****licensed in CA, FL and NY

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

April 18, 2023

VIA ELECTRONIC EDGAR FILING

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Nemaura Medical Inc.
Registration Statement on Form S-1
Filed on March 14, 2023
File No. 333-270511

Dear Sir or Madam:

We have electronically filed herewith on behalf of Nemaura Medical Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1. Amendment No. 1 is marked to show changes made from the previous filing made on March 14, 2023 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Dewan F.H. Chowdhury, Chief Executive Officer of the Company, dated March 29, 2023. We trust you shall deem the contents of this letter responsive to your comment letter.

Registration Statement on Form S-1 filed March 14, 2023

General

1.	Comment: We note this registration statement seeks to register for resale 4,796,206 shares of common stock issuable upon the exercise of warrants held by two selling shareholders who purchased the securities in a January 27, 2023. We note from the Form 8-K filed February 23, 2023, in which you reported, pursuant to Item 5.07, Submission of Matters to Vote of Security Holders," that "[o]n January 27, 2023, the holders of an aggregate of 13,596,205 shares of the Company's common stock, representing approximately 56.4% of the overall voting power of the Company, approved [the] proposed issuance and sale" of the 4,797,206 shares of common stock and warrants to purchase the same number of shares of common stock in the "concurrent private placement." It does not appear that you solicited proxies or circulated information statements pursuant to Exchange Act Regulations 14A or 14C, as no filing is reflected in Edgar. Please advise. To the extent you believe these regulations did not apply, please provide your analysis, including your analysis regarding whether the shares you seek to register in this registration statement have been legally issued.

Response: The Company acknowledges the Staff’s comment. The Company filed with the SEC a Preliminary Schedule 14C (Information Statement) on April 7, 2023 and a Definitive Schedule 14C on April 18, 2023 followed by a mailing of the Definitive Schedule 14C to the shareholders of the Company informing them (rather than soliciting or requesting shareholder approval) that the shareholders holding a majority of the issued and outstanding voting securities of the Company approved the issuance and sale of the 4,797,206 shares of common stock and warrants to purchase the same number of shares of common stock in the concurrent private placement. Accordingly, the issuance of shares of common stock (underlying the warrants) being registered under the registration statement legally comply with Regulation 14C of the Exchange Act.

If the Staff has any further comments regarding Pre-Effective Amendment No. 1 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Abby Adams /U.S. Securities and Exchange Commission
Celeste Murphy /U.S. Securities and Exchange Commission
Dewan F.H. Chowdhury /Nemaura Medical Inc.
Craig D. Linder, Esq. /Anthony L.G., PLLC

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